Exhibit 99.1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Prima BioMed Ltd (Company)

ABN
90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	a)	Ordinary Shares
		b)	Ordinary Shares
		c)	Performance Rights
		d)	Unlisted warrants over unissued Ordinary Shares (Warrants)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a)	3,333,333 Ordinary Shares
		b)	3 Ordinary Shares issued following the exercise of an equivalent number of quoted options (Options Exercise).
		c)	1,486,326 Performance Rights
		d)	1,026,272 Warrants

3

Principal terms of the

+securities (e.g., if

options, exercise price

and expiry date; if

partly paid +securities, the amount outstanding

and due dates for

payment; if

+convertible securities,

the conversion price

and dates for conversion)

		a)	Pari passu with existing Ordinary Shares (PRR)
		b)	Pari passu with existing Ordinary Shares (PRR)
c)

Performance Rights granted as Short Term Incentives (“STIs”) have been issued under the Executive Incentive Plan as follows:

1,486,326 of Performance Rights are granted as STIs with vesting conditional on meeting various individually set KPIs and continued employment until 5 August 2017. On vesting of the STIs, shares will be issued for no consideration.

		d)	The Warrants are exercisable at $0.04 per Warrant into Ordinary shares on or before 7 March 2021. The warrants will not be quoted. On exercise of the Warrants, the Ordinary Shares issued will rank equally with the then existing Ordinary Shares.

4

Do the +securities rank

equally in all respects

from the date of

allotment with an

existing +class of

quoted +securities?

If the additional securities do not rank equally, please state:

•       the date from which they do

•       the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•       the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		a)	Yes (PRR)
		b)	Yes (PRR)
		c)	Yes, if/when the Performance Rights vest to shares
		d)	The Warrants will not be quoted. On exercise of the Warrants, the Ordinary Shares issued will rank equally with the then existing Ordinary Shares.

5	Issue price or consideration	a)	Nil
		b)	$0.20 per Share (with respect to the Shares issued following the Options Exercise).
		c)	Nil
		d)	The Warrants were granted for nil cash consideration to Trout Group LLC for the provision of investor relations services in the US to the Company.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a)	Issued upon vesting of unlisted performance rights issued on 5 August 2015 pursuant to the Prima BioMed Limited Executive Incentive Plan
		b)	Shares issued on exercise of quoted options.
		c)	Performance Rights issued pursuant to the Executive Incentive Plan.
		d)	The Warrants were granted to Trout Group LLC for the provision of investor relations services in the US to the Company.

6a

Is the entity an +eligible entity that

has obtained security holder

approval under rule 7.1A?

If Yes, complete sections 6b – 6h

in relation to the +securities the

subject of this Appendix 3B, and

comply with section 6i

Yes, although these securities are not being issued under Listing Rule 7.1A

6b	The date the security holder resolution under rule 7.1A was passed	25 November 2015

6c	Number of +securities issued without security holder approval under rule 7.1	1,026,272 Warrants

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of +securities issued under an exception in rule 7.2	a)	3,333,333 ordinary shares under exception 9(b).
		b)	3 ordinary shares under exception 4
		c)	1,486,326 Performance Rights are issued under exception 9 in accordance with the Executive Incentive Plan approved at the AGM on 25 November 2015.

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer Annexure 1

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2016

		Number		+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	2,061,630,944		Ordinary fully paid shares (ASX: PRR)
		77,378,693		Options exercisable at $0.20 on or before 19 June 2017 (PRRO)

		Number	+Class - Options
9	Number and +class of all	Amount	Exercise Price	Expiration Date
		1,515,752	$0.0774	30 June 2018
		165,116	$0.0774	30 June 2018
		147,628,500	$0.05019	12 December 2018
		371,445,231	$0.0237	4 August 2020
		793,103	$0.057	30 October 2020
		1,026,272	$0.040	7 March 2021
		8,475,995	$0.025	4 August 2025

		Number	+Class - Performance Rights
		Amount	Type	Expiration Date
		1,538,462	STI	1 December 2016
		1,486,326	STI	5 August 2017
		30,918,333	LTI	30 October 2018
		28,000,000	PRs	Each tranche of PRs will expire 30 days from each tranche vesting date indicated in this appendix 3B released on 5 August 2015
		3,431,373	NED PRs	Each tranche of NED PRs will expire 30 days from each tranche vesting date indicated in this appendix 3B released on 26 November 2014.
		13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable

12	Is the issue renounceable or non-renounceable?	Not applicable

13	Ratio in which the +securities will be offered	Not applicable

14	+Class of +securities to which the offer relates	Not applicable

15	+Record date to determine entitlements	Not applicable

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable

17	Policy for deciding entitlements in relation to fractions	Not applicable

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

Not applicable

19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable

21	Amount of any underwriting fee or commission	Not applicable

22	Names of any brokers to the issue	Not applicable

23	Fee or commission payable to the broker to the issue	Not applicable

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable

25	If the issue is contingent on +security holders’ approval, the date of the meeting	Not applicable

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable

28	Date rights trading will begin (if applicable)	Not applicable

29	Date rights trading will end (if applicable)	Not applicable

30	How do +security holders sell their entitlements in full through a broker?	Not applicable

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable

33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable

39	Class of +securities for which quotation is sought	Not applicable

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Not applicable
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	Not applicable

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 7 March 2016
Company secretary

Print name:	Deanne Miller

Appendix 3B – Annexure 1

Calculation of placement capacity under

rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue		1,389,839,964
Add the following:
•	Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2	600,768,799
•	Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval
•	Number of partly paid +ordinary securities that became fully paid in that 12 month period
Note:
•	Include only ordinary securities here – other classes of equity securities cannot be added
•	Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
•	It may be useful to set out issues of securities on different dates as separate line items
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period		Nil
“A”		1,990,608,763

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	298,591,314
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:	41,819,375
• Under an exception in rule 7.2
• Under rule 7.1A
• With security holder approval under rule 7.1 or rule 7.4
Note:
• This applies to equity securities, unless specifically excluded – not just ordinary securities
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items
“C”	41,819,375
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	298,591,314
Subtract “C” Note: number must be same as shown in Step 3	41,819,375
Total [“A” x 0.15] – “C”	256,771,939 [Note: this is the remaining placement capacity under rule 7.1]

Part 2
Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1	1,990,608,763
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10	199,060,876
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used
Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A	31,022,181
Notes:
• This applies to equity securities – not just ordinary securities
• Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items
“E”	31,022,181

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2	199,060,876
Subtract “E” Note: number must be same as shown in Step 3	31,022,181
Total [“A” x 0.10] – “E”	168,038,695 Note: this is the remaining placement capacity under rule 7.1A